Sandler O’Neill & Partners, L.P.

1251 Avenue of the Americas, 6th Floor

New York, NY 10070

May 7, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Trade Street Residential, Inc.
Registration Statement on Form S-11
File No. 333-185936

Ladies and Gentlemen:

As representative of the several underwriters of the proposed public offering by Trade Street Residential, Inc. (the “Company”) of its common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 3:30 p.m. (Washington, D.C. time) on May 8, 2013, or as soon thereafter as is practicable.

[Signature Page follows]

Very Truly yours, SANDLER O’NEILL & PARTNERS, L.P. As Representative of the several Underwriters By: Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Jennifer Docherty
Name: Jennifer Docherty Title: Authorized Signatory

[Signature Page to Acceleration Request]